UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

Hall of Fame Resort & Entertainment Company

(Name of Issuer)

Common Stock, $0.0001 par value per share	40619L102
(Title of class of securities)	(CUSIP number)

Michael S. Klein
c/o M. Klein & Associates, Inc.
640 Fifth Ave., 12th Floor
New York, NY 10019
(212) 380-7500

(Name, address and telephone number of person authorized to receive notices and communications)

March 9, 2021

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

1	NAMES OF REPORTING PERSONS Michael S. Klein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 928,455 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 928,455 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 928,455 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8% (see Item 5)
14	TYPE OF REPORTING PERSON IN

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D (as amended from time to time, the “Schedule 13D”) originally filed by the Reporting Person on July 13, 2020, and relates to the shares of Class A common stock, par value $0.0001 per share (the “Common Stock”), of Hall of Fame Resort & Entertainment Company (the “Issuer”). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 1 shall have the meaning assigned to such term in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 6 hereof is incorporated by reference herein.

The Reporting Person, through MKC, sold 419,382 shares of Common Stock in multiple open-market trades for an aggregate of $241,961 in December 2022, and transferred 90,287 shares of Common Stock in July 2020. Additionally, through TKG, the Reporting Person donated 150,000 shares of Common Stock in July 2021, and sold 928,984 shares of Common Stock in multiple transactions for an aggregate of $550,503 in November and December 2022.

In addition to the transactions reported in this Amendment No. 1, an increase in the number of outstanding shares of Common Stock as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2020, had the effect of decreasing the Reporting Person’s beneficial ownership by greater than 1% of the outstanding shares from that which was previously reported.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a)-(b)	The responses of the Reporting Person to Rows (7) through (13) of the cover page of this Schedule 13D, as of February 13, 2023, are incorporated herein by reference. As of February 13, 2023, the Reporting Person was the beneficial owner of 1,018,742 shares of Common Stock, which represents 0.8% of the shares of Common Stock outstanding (based on 121,305,086 shares of Common Stock outstanding as of November 10, 2022, as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 14, 2022). The foregoing represents 928,455 shares held through MKA, which represents a proportion of the number of shares held by HOF Village for which HOF Village generally has agreed to pass-through its voting rights to its members (including MKA) in proportion to their respective ownership interests (approximately 6.18% in the case of MKA) and for which Mr. Klein shares voting power and has no dispositive power. The foregoing excludes shares of Common Stock issuable upon the exercise of warrants held by HOF Village because the Reporting Person has no right to cause the exercise of such warrants. The Reporting Person disclaims beneficial ownership of the foregoing, except to the extent of the Reporting Person’s pecuniary interest.

(c)	During the past 60 days the Reporting Person has not effected any transactions in the Common Stock.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 2, 3 and 4 hereof is incorporated by reference herein.

As previously disclosed by the Issuer, on September 4, 2020, Mr. Klein resigned from the Board of Directors of the Issuer due to other professional and personal obligations requiring significant time and attention, including his membership on other boards.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

/s/ Michael Klein
Name: Michael S. Klein

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